

08058672

RECEIVED

OCT - 9 2008

DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Amendment No. 2
to
FORM 1-A. Offering Statement under Regulation A for Foothill Securities, Inc.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Received SEC

OCT 09 2008

Washington, DC 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Foothill Securities, Inc.

Exact name of issuer as specified in its charter)

State of California

State or other jurisdiction of incorporation or organization)

150 E. Dana Street, Mountain View, CA 94041 (650) 941-1962

Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Stephen H. Chipman 1316 Rhone Place, Pleasanton, CA 94566 650-625-9701

Name, address, including zip code, and telephone number,
including area code, of agent for service)

6200

Primary Standard Industrial Classification Code Number)

94-1552459

I.R.S. Employer Identification Number)

PROCESSED

OCT 15 2008

THOMSON REUTERS

This Offering Statement shall only be qualified upon order of the Commission unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Applicant substitutes the attached cover page to its Amendment No. 2 for the cover page previously filed.

Dated: 10/8/08

Foothill Securities, Inc.



Stephen H. Chipman, President and CEO

END